Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN PHARMACEUTICALS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Chang
Date of last notice	5 February 2007

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	In-direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Stephen Chang & Mrs Lisa Chang Superannuation Fund — Beneficiary. Capac International Pty Ltd — Director.
Date of change	27 June 2007
No. of securities held prior to change	738,270 ordinary fully paid shares
Class	Ordinary fully paid shares. Stock options
Number acquired	82,030 ordinary fully paid shares; 41,014 stock options
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.74 per fully paid ordinary share. $Nil per stock option.
No. of securities held after change	820,300 ordinary fully paid shares; 41,014 stock options.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Company’s Rights Entitlement Offer.

+ See chapter 19 for defined terms.

1

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN PHARMACEUTICALS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Malvin Eutick

Date of last notice	5 February 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 June 2007
No. of securities held prior to change	15,923 ordinary fully paid shares.
Class	Ordinary fully paid shares. Stock options
Number acquired	1,770 ordinary fully paid shares; 885 stock options
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.74 per fully paid ordinary share; $Nil per stock option
No. of securities held after change	17,693 ordinary fully paid shares; 885 stock options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Company’s Rights Entitlement Offer.

+ See chapter 19 for defined terms

1

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms

2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN INDUSTRIES LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	T. Justus Homburg
Date of last notice	12 July 2006

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 June 2007
No. of securities held prior to change	25,000 ordinary fully paid shares 530,000 unlisted employee stock options
Class	Ordinary fully paid shares.
Number acquired	2,778 ordinary fully paid shares; 1,389 stock options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$US4.75 per fully paid ordinary share; $Nil per stock option.
No. of securities held after change	27,778 ordinary fully paid shares 531,389 stock options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Company’s Rights Entitlement Offer.

+ See Chapter 19 for defined terms

1

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See Chapter 19 for defined terms

2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN INDUSTRIES LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Burns
Date of last notice	26 June 2006

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 June 2007
No. of securities held prior to change	500 ordinary fully paid shares.
Class	Ordinary fully paid shares; Stock options.
Number acquired	56 ordinary fully paid shares; 28 stock options.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$US4.75 per fully paid ordinary share. $Nil per stock option.
No. of securities held after change	556 ordinary fully paid shares. 28 stock options.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Company’s Rights Entitlement Offer.

+                    See chapter 19 for defined terms.

1

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+                    See chapter 19 for defined terms.

2